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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF NEUROCHEM INC.
We consent to the inclusion in this annual report on Form 40-F of:
–	our Report of Independent Registered Public Accounting Firm dated February 13, 2008 (except as to note 21, which is as of February 20, 2008), on the consolidated balance sheets of Neurochem Inc. (“the Company”) as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and for the period from inception (June 17, 1993) to December 31, 2007

–	our Report of Independent Registered Public Accounting Firm on the reconciliation to United States Generally Accepted Accounting Principles dated February 13, 2008

–	our Report of Independent Registered Public Accounting Firm dated February 13, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.
We also consent to the incorporation by reference in the registration statements on Form F-10 (Reg. Nos. 333-140039 and
333-142270) of Neurochem Inc. of our audit report dated February 13, 2008 (except as to note 21, which is as of February 20, 2008), with respect to the consolidated balance sheets of Neurochem Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the each of the years in the three year period ended December 31, 2007 and for the period from inception (June 17, 1993) to December 31, 2007, our audit report dated February 13, 2008 on the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and the period from inception (June 17, 1993) to December 31, 2006, and our report on the Company’s internal control over financial reporting as of December 31, 2007, which reports appear in this annual report on Form 40-F of the Company.
(signed) KPMG LLP
Chartered Accountants
Montreal, Canada
March 13, 2008
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